Mail Stop 4561

March 5, 2008

Nathan Kaup, President
Monster Offers
8937 Quintessa Cove Street
Las Vegas, NV 89148

RE: **Monster Offers**
    Amendment No. 1 to a Form SB-2 on Form S-1/A.
    Filed February 15, 2008
    File number 333-148686

Dear Mr. Kaup:

We have reviewed the above-captioned filing and have the following comments.

Facing Page

1. Please add the new filer status check boxes recently added to Form S-1. Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b2 of the Exchange Act.

General

2. We note your response to comment 1 of our letter dated February 13, 2008. Please provide additional analysis regarding the satisfaction of Condition 1 of Staff Legal Bulletin No. 4. We are not able to reconcile your response to this element given the fact that Tropical PC received $5,000 as consideration for the spin-off. Refer to the disclosure on pages 20-21.

Executive Compensation, page 30

3. Please revise your filing so that the executive compensation disclosure conforms to the requirements of Item 402 of Regulation S-B or other applicable disclosure requirement. See SEC Release 33-8732A (Nov. 7, 2006).

Please contact Hugh Fuller at (202) 551-3853 or the reviewer, Jay Ingram, at (202) 551-3397 if you have any questions or require assistance. If you then require further assistance please contact me at (202) 551-3462 with any other questions. You may also contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3730, should you thereafter require further assistance.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

CC: Thomas C. Cook
        Law Offices of Thomas C. Cook
        500 N. Rainbow, Suite 300
        Las Vegas, NV 89107
        FAX Number: (702) 221-1963